EXHIBIT 99.2
                                                                    ------------


                  COMPTON PETROLEUM ANNOUNCES DEBT TENDER OFFER
                      AND CONSENT SOLICITATION WITH RESPECT
                       TO ITS 9.90% SENIOR NOTES DUE 2009

CALGARY, October 31, 2005 /CNW/ -- Compton Petroleum Corporation ("Compton") announced today that it and Compton Petroleum Holdings Corporation ("Holdings"), its wholly-owned subsidiary, have commenced a tender offer and consent solicitation for any and all of Compton's outstanding 9.90% Series A Senior Notes due 2009 (CUSIP Number: 204940AD2) (the "Notes") on the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated October 31, 2005. Compton also is soliciting consents to certain proposed amendments to the indenture governing the Notes.

Holdings will not be required to purchase any of the Notes tendered and Compton will not be required to pay any consent payments unless certain conditions have been satisfied, including the valid tender of a majority in aggregate principal amount of the Notes outstanding and the valid delivery of the accompanying consents, the execution and delivery of a supplemental indenture relating to the indenture that governs the Notes, the receipt of the net proceeds of a private placement of debt securities in an amount sufficient to pay the aggregate consideration payable pursuant to the offer and certain other customary conditions.

If all conditions to the tender offer and consent solicitation are satisfied, holders of the Notes who validly tender their Notes pursuant to the offer and validly deliver their consents pursuant to the solicitation by 5:00 p.m., New York City time, November 14, 2005 (the "Consent Date") (and do not validly withdraw their Notes or revoke their consents by such date), will be paid total consideration for each $1,000 principal amount of the Notes equal to the present value (minus accrued interest) of (a) $1,049.50 per $1,000 principal amount of the Notes, the redemption price on May 15, 2006, the first date on which the Notes are redeemable (the "First Redemption Date") and (b) an amount equal to the interest that would have been paid on the Notes from the date of payment up to and including the First Redemption Date, in each case determined on the basis of a yield to the First Redemption Date equal to the sum of (i) the yield of the 4.625% U.S. Treasury Note due May 15, 2006, plus (ii) a fixed spread of 50 basis points. In addition, holders who validly tender and do not validly withdraw their Notes in the tender offer will receive accrued and unpaid interest from the last interest payment date up to, but not including, the date of payment.

In conjunction with the tender offer, Compton is soliciting consents to certain proposed amendments to eliminate substantially all of the restrictive covenants in the indenture governing the Notes and certain other provisions. Compton is offering to make a consent payment of $30 per $1,000 principal amount of the Notes (which is included in the total consideration described above) to holders who validly tender and do not withdraw their Notes or revoke their consents prior to the Consent Date. Holders who tender their Notes after the Consent Date will receive the total consideration described above less the consent payment amount. Holders may not tender their Notes without delivering consents and may not deliver consents without tendering their Notes.

The tender offer is scheduled to expire at midnight, New York City time, on November 29, 2005, unless otherwise extended or earlier terminated (the "Expiration Date"). Subject to the terms and conditions of the tender offer, payment for any Notes tendered will be made on the applicable payment date set forth in the Offer to Purchase and Consent Solicitation Statement.

This announcement is not an offer to purchase, a solicitation of an offer to sell or a solicitation of consent with respect to any Notes. The full terms of the tender offer and the consent solicitation are set forth in the Offer to Purchase and Consent Solicitation Statement, dated October 31, 2005, and in the related Consent and Letter of Transmittal.

Credit Suisse First Boston LLC ("CSFB") is the Dealer Manager and Solicitation Agent for the tender offer and consent solicitation. Questions regarding the tender offer and consent solicitation should be directed to CSFB at 800-820-1653 (Toll Free) or 212-538-0652. Requests for documents should be directed to Morrow & Co., Inc., the Information Agent for the tender offer and consent solicitation, at 445 Park Avenue, New York, NY 10022, 800-654-2468 (Toll Free) or 212-754-8000.

ABOUT COMPTON PETROLEUM CORPORATION AND COMPTON PETROLEUM HOLDINGS CORPORATION

Compton is an Alberta-based independent public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canadian Sedimentary Basin. Holdings is a corporation incorporated under the laws of the Province of Alberta, Canada and a wholly-owned subsidiary of Compton. Holdings was formed solely for the purpose of making the tender offer with Compton.

Certain statements included above may be forward-looking in nature. Such statements can be identified by the use of forward-looking terminology such as "expects," "may," "will," "should," "intend," "plan," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Although Compton believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Compton's forward-looking statements are expressly qualified in their entirety by this cautionary statement. Compton makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

For further information: contact Compton Petroleum Corporation, E.G. Sapieha, President & CEO, N.G. Knecht, VP Finance & CFO, or C.M. King, Manager, Investor Relations, Telephone: (403) 237-9400, Fax (403) 237-9410
Website:www.comptonpetroleum.com Email: investorinfo@comptonpetroleum.com